SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                  November 2008

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________


         This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-12074, 333-115598, 333-117954,
333-127491 and 333-150197 and Form S-8 Registration Statement File No.
333-111437.

                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items

     1. Press Release re RADA Electronic Industries Announces Q3 2008 Results dated November 24, 2008.

                                                                          ITEM 1

Press Release                            Source: RADA Electronic Industries Ltd.

RADA Electronic Industries Announces Q3 2008 Results

Thursday November 20, 11:35 am ET

NETANYA, Israel, Nov. 20, 2008 (GLOBE NEWSWIRE) -- RADA Electronic Industries Ltd. (NasdaqCM:RADA - News) reported today its financial results for the third quarter ended September 30, 2008. Revenues were $5 million compared to $2.8 million in the third quarter of 2007. Operating income for the third quarter of 2008 was $368,000 compared to operating loss of $419,000 in the third quarter of 2007 and financing expenses were $162,000 for the third quarter of 2008, compared to $118,000 in the third quarter of 2007. As a result, the company reported a net income of $202,000 for the third quarter of 2008, compared to a net loss of $559,000 in the third quarter of 2007.

For the first nine months of 2008 the company reported total revenues of $12.3 million, an operating loss of $339,000, financing expenses of $888,000 and a net loss of $1.2 million. This compares with total revenues of $9.7 million, an operating loss of $703,000 financing expenses of $442,000 and a net loss of $1.2 million for the first nine months of 2007.

Commenting on the results, Zvika Alon, RADA's CEO said, "We are pleased with the increasing pace of revenue growth throughout this fiscal year and are maintaining our expectations that 2008 revenues will increase over 2007. This quarter's results were significantly better than the comparable period in 2007 and also in comparison to the first two quarters of 2008. Despite the current global recession, we have succeeded in increasing our revenues as well as our operating results this year and based on our backlog and sales forecast, we expect revenue growth in 2009."

About RADA

RADA Electronic Industries Ltd. is an Israel-based company involved in the military and commercial aerospace industries. The Company specializes in Avionics systems (Digital Video Recorders, Ground Debriefing Stations, Stores Management Systems, Flight Data Recorders, Inertial Navigation Systems), Trainers Upgrades, Avionics systems for the UAV market, and Electro optic cameras for airplanes and armored vehicles.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

 CONSOLIDATED BALANCE SHEETS
 -------------------------------------------------------------------------------
 U.S. dollars in thousands, except share and per share data

                                                   ------------------
                                                   September December
                                                   30, 2008  31, 2007
                                                   ------------------
                                                   Unaudited  Audited
                                                   --------  --------
 ASSETS
 CURRENT ASSETS:
   Cash and cash equivalents                       $  1,364  $    835
   Restricted cash                                      636       598

   Trade receivables (net of allowance for
    doubtful accounts of $60 and of $62
    at September 30, 2008 and December 31, 2007
    respectively)                                     3,336     4,907
   Other accounts receivable and prepaid expenses       579       305
   Costs and estimated earnings in excess of
    billings on uncompleted contracts                 1,482       701
   Inventories                                        4,728     2,609
                                                   --------  --------

 Total current assets                                12,125     9,955
 -----                                             --------  --------

 LONG-TERM RECEIVABLES AND DEPOSITS:
   Long-term receivables                                845       983
   Leasing deposits                                      57        57
   Severance pay fund                                 2,441     2,038
                                                   --------  --------

 Total long-term receivables and deposits             3,343     3,078
 -----                                             --------  --------

 PROPERTY AND EQUIPMENT, NET                          3,439     2,745

 OTHER ASSETS:
   Intangible assets, net                             1,083     1,414
   Goodwill                                             549       214
                                                   --------  --------
 Total other assets                                   1,632     1,628
 -----                                             --------  --------

 Total assets                                      $ 20,539  $ 17,406
 -----                                             ========  ========

     LIABILITIES AND SHAREHOLDERS' EQUITY
 CURRENT LIABILITIES:
   Short-term bank credit and current maturities
    of long-term loans                             $    239  $    490
   Trade payables                                     2,991     1,472
   Other accounts payable and accrued expenses        3,907     3,666
   Deferred revenues                                    472       181
   Billings in excess of costs and estimated
    earnings on uncompleted contracts                    89        88
                                                   --------  --------
 Total current liabilities                            7,698     5,897
 -----                                             --------  --------

 LONG-TERM LIABILITIES:
   Long term liability                                  124        --
   Loan from shareholders, net                        1,030       261
   Convertible note from a shareholder, net           1,879     1,622
   Long-term loan                                        57        --
   Accrued severance pay                              2,903     2,442
                                                   --------  --------
 Total long-term liabilities                          5,993     4,325
 -----                                             --------  --------

 MINORITY INTERESTS                                     550       459
                                                   --------  --------

 SHAREHOLDERS' EQUITY:
   Share capital -
     Ordinary shares of NIS 0.015 par value -
      Authorized: 16,333,333 shares at
      September 30, 2008 and December 31, 2007;
      Issued and outstanding: 8,858,553 and
      8,705,788 shares at September 30, 2008 and
      December 31, 2007 respectively                    119       116
   Additional paid-in capital                        69,467    68,968
   Accumulated other comprehensive income               311        --
   Accumulated deficit                              (63,599)  (62,359)
                                                   --------  --------
 Total shareholders' equity                           6,298     6,725
 -----                                             --------  --------

 Total liabilities and shareholders' equity        $ 20,539  $ 17,406
 -----                                             ========  ========

 CONSOLIDATED STATEMENTS OF OPERATIONS
 -------------------------------------------------------------------------------
 U.S. dollars in thousands, except per share data

                                Nine months ended  Three months ended
                                  September 30,       September 30,
                               ------------------  ------------------
                                 2008      2007      2008      2007
                               --------  --------  --------  --------
                                            (Unaudited)
                               --------------------------------------


 Revenues                      $ 12,337  $  9,720  $  5,030  $  2,762

 Cost of revenues                 9,687     7,791     3,732     2,286
                               --------  --------  --------  --------

 Gross profit                     2,650     1,929     1,298       476
                               --------  --------  --------  --------

 Operating expenses:
   Research and development         369       210       137        61
   Marketing and selling          1,132     1,012       333       292
   General and administrative     1,488     1,410       460       542
                               --------  --------  --------  --------

 Total operating expenses:        2,989     2,632       930       895
 -----                         --------  --------  --------  --------

 Operating income (loss)           (339)     (703)      368      (419)
 Financial expense, net             888       442       162       118
                               --------  --------  --------  --------

                                 (1,227)   (1,145)      206      (537)
 Minority interests in
  profits of subsidiary              13        35         4        22
                               --------  --------  --------  --------

 Net income (loss)             $ (1,240) $ (1,180) $    202  $   (559)
                               ========  ========  ========  ========

 Net income (loss) per share:

   Basic and diluted net
    income (loss) per share    $  (0.14) $  (0.14) $   0.02  $  (0.06)
                               ========  ========  ========  ========

Contact:
          RADA Electronic Industries Ltd.
          Shiri Lazarovich, C.F.O.
          011-972-9-8921111

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                                  (Registrant)


                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger
                                                President and Chairman




Date: November 24, 2008